EXHIBIT 99.1

NANOBIOTIX to Host Extraordinary General Meeting of Shareholders on September 1st, 2023

PARIS and CAMBRIDGE, Mass., Aug. 04, 2023 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that the Company will host an Extraordinary General Meeting of Shareholders (“EGM”) on September 1st, 2023 at 02:00 pm CEST at its headquarters.

In order to implement the set of agreements disclosed in the press release dated July 10, 2023, Nanobiotix will host a shareholders meeting on September 1st, 2023 for submitting to the approval of its shareholders the issuance of a number maximum of 959,638 shares to be subscribed by Johnson & Johnson Innovation – JJDC, Inc. in consideration of an initial tranche equal to $5 million resulting in a capital increase for a total nominal amount of €28,789.14.

Copy of the notice of meeting of this EGM issued in the Bulletin des Annonces Légales Obligatoires (BALO/Mandatory Legal Notice Bulletin) includes text of the draft resolutions and outlines the terms of participation as well as instructions to vote in this Meeting and is available on the Company’s website.

About NANOBIOTIX
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and on the Nasdaq Global Select Market in New York City since 2020.

Nanobiotix is the owner of more than 20 patent families associated with three nanotechnology platforms featuring applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com

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